

July 10, 2014

Via E-mail
Alejandro Reynal
Chief Executive Officer
Atento S.A.
Da Vinci Building
4 rue Lou Hemmer
L-1748 Luxembourg Findel
Grand Duchy of Luxembourg

> **Re:** **Atento S.A.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed July 1, 2014**
> **File No. 333-195611**

Dear Mr. Reynal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to our prior comment 8. Please explain why you are disclosing revenue from Telefonica on a constant currency basis. We note your disclosure on page iv that constant currency provides "valuable supplemental information" and that it should not "be considered in isolation." Your response should address your use of constant currency throughout the prospectus summary.

2. We note your responses to our prior comments 12 and 19. You have disclosed your debt service as a percentage of cash flows from operating activities "excluding interest paid." Please disclose your debt service as a percentage of cash flows from operating activities including interest paid or tell us why you believe such exclusion is appropriate.

3. We note your response to our prior comment 13. Please quantify the payments to be made to Bain on page 13.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Key Factors Affecting Results of Operations, page 68

Fluctuations in Operating Profit Margins, page 63

4. We reissue our prior comment 20 in part. Please revise your overview to address the trend of wage increases on the company's performance and operations.

Liquidity and Capital Resources, page 78

5. We note your revised disclosure that "the cash flow used to service [y]our debt represented 192.0% of [y]our net cash flows from operating activities excluding interest paid." Here, and at "Financial Flexibility," on page 97, please disclose the same percentage calculation including interest paid.

Enforcement of Civil Liabilities, page 164

6. We note your reply to our prior comment 27. Please revise your discussion under "Spain" to make clear what is a "reciprocity regime," including how it may apply.

You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or Sharon Virga, Staff Accountant, at (202) 551-3385 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director